RBC to strengthen premium Canadian business with agreement to acquire HSBC Canada

Acquisition to position RBC as the bank of choice for globally connected clients

•	Addition of attractive client base and expanded international banking capabilities

•	Strong cultural fit and aligned approach to disciplined risk management

•	Strategic deployment of excess capital with attractive financial returns

TORONTO, November 29, 2022 — Royal Bank of Canada (RY on TSX and NYSE) today announced it has entered into an agreement to acquire HSBC Bank Canada (“HSBC Canada”), a premier Canadian personal and commercial bank focused on globally connected clients.

Under the terms of the agreement, RBC will acquire 100% of the common shares of HSBC Canada for an all-cash purchase price of $13.5 billion. All of HSBC Canada’s earnings from June 30, 2022 through close will accrue to RBC1.

“HSBC Canada offers the opportunity to add a complementary business and client base in the market we know best and where we can deliver strong returns and client value given our financial strength and award-winning service,” said Dave McKay, President & CEO, RBC. “This also positions us as the bank of choice for commercial clients with international needs, newcomers to Canada and affluent clients who need global banking and wealth management capabilities. It will help us better serve global clients looking to invest and grow in Canada.”

“This acquisition builds on our core domestic retail business and expands our international product capabilities,” said Neil McLaughlin, Group Head, Personal & Commercial Banking, RBC. “We look forward to welcoming HSBC Canada’s talented employees after the transaction closes and supporting them as they continue to serve their clients. With strong cultural and risk alignment and a shared focus on client service, we can build together on HSBC Canada’s leading international products.”

HSBC Canada has $134 billion in assets as at September 30, 2022, approximately 130 branches and 4,200 full-time equivalent employees. Its commercial bank brings strong capabilities focused on international business clients, including in liquidity management, trade finance, global cash management and sustainable finance. HSBC Canada’s wealth and personal banking business serves an affluent client base, with particular strength in meeting the needs of international clients with connections to Canada. Its strong balance sheet includes a well-diversified loan book and an attractive deposit base.

Clients to benefit from industry-leading advice, convenience, digital capabilities and value propositions

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Combining HSBC Canada’s strength in international products with RBC’s breadth of capabilities will provide a best-in-class set of solutions to help clients meet their financial goals, build their wealth and grow their businesses.

[1]	Excludes a $90 million dividend paid by HSBC Canada in the third quarter of 2022.

•	RBC remains committed to ensuring clients get the highest value, competitive rates and best service.

•	HSBC Canada clients will have access to the largest network of branches and ATMs in Canada, giving them exceptional convenience in their everyday banking.

•	RBC consistently wins awards for customer service and satisfaction, and offers an industry-leading digital banking experience and rewards program.

RBC is a globally-recognized Employer of Choice

•	RBC has consistently high employee engagement and ranks among the best workplaces in Canada[2].

•	RBC employs over 92,000 full-time and part-time employees globally, including almost 65,000 full-time equivalent in Canada.

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RBC is committed to offering an exceptional work experience and competitive rewards package that inspires employees to achieve both their life and career goals with RBC, including a full suite of banking, retirement, savings and benefits programs alongside other resources like flexible work options, learning and development opportunities and well-being.

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Diversity & inclusion is core to RBC’s Purpose; RBC has repeatedly been recognized as one of Canada’s Best Diversity Employers[3] and plays an active leadership role in accelerating a more inclusive future.

RBC and HSBC Canada share a strong commitment to communities

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RBC plays a leadership role in community investment, with a total contribution of more than $140 million globally in fiscal 2021. RBC donates 1% of its Canadian net income before tax each year, helping our communities grow with us.

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RBC has a strong focus on youth, climate, financial wellness and diversity & inclusion, with the goal of building vibrant and socially inclusive communities; this includes an investment of $500 million dollars over 10 years[4] in helping young Canadians prepare for the future of work.

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RBC and HSBC Canada share a focus on sustainability. RBC is committed to taking action in helping our clients transition to net zero. RBC has committed to providing $500 billion in sustainable finance by 2025[5].

Acquisition highlights

The acquisition will enhance RBC’s competitiveness on the global stage without compromising Canadians’ access to a competitive, diverse market here at home.

The financial sector is highly competitive in Canada, with 50 banks and hundreds of credit unions and fintechs competing to serve Canadians. HSBC Canada accounts for around 2% of Canadian deposits and mortgages.

Under the terms of the agreement, RBC will acquire 100% of the common shares of HSBC Canada for an all-cash purchase price of $13.5 billion. All of HSBC Canada’s earnings from June 30, 2022 through close will accrue to RBC6. The purchase price represents a 9.4x multiple of HSBC Canada’s estimated 2024 adjusted earnings of $1.4 billion assuming fully realized expense synergies. On this basis, the acquisition is expected to be approximately 6% EPS accretive relative to 2024 consensus

[2]	Great Place to Work Institute
[3]	Mediacorp
[4]	RBC Future Launch started in 2017
[5]	Sustainable finance refers to financial activities that take into account environmental, social and governance factors.
[6]	Excludes a $90 million dividend paid by HSBC Canada in the third quarter of 2022.

estimates for RBC7. This acquisition is expected to have an Internal Rate of Return8 of 14% and a marginal return on tangible common equity9 of 27%. RBC expects its CET1 ratio10 to exceed 11.5% upon close11.

RBC expects to achieve approximately $740 million, or 55%, in fully realized annual pre-tax expense synergies based on HSBC Canada’s estimated 2024 non-interest expense base, and incur total acquisition and integration costs of approximately $1 billion. RBC will purchase all of the existing preferred shares and subordinated debt of HSBC Canada held directly or indirectly by HSBC Holdings plc at par value.

Closing is expected by late 2023 subject to customary closing conditions including regulatory approvals, obtained in the ordinary course. All amounts are in Canadian dollars.

Conference call

RBC will host a conference call on Tuesday, November 29 at 9:00 am ET, followed by a question and answer period for analysts. Please call between 8:50 and 8:55 am.

Participants:

Toll-free dial-in number (Canada/US):     1-866-696-5910

Local dial-in number:     416-340-2217

Participant passcode:    4431273#

Webcast link:

https://www.rbc.com/investor-relations/events-and-presentations.html

Instant replay:

Toll-free dial-in number (Canada/US):     1-800-408-3053

Local dial-in number:     905-694-9451

Passcode:                      7155475#

Advisors

RBC Capital Markets served as lead and primary financial advisor with Blake, Cassels & Graydon LLP, Allen & Overy LLP, and Wachtell, Lipton, Rosen & Katz serving as legal counsel for this transaction. Goldman Sachs & Co. LLC provided secondary financial advice on certain matters.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 92,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

[7]

EPS accretion (consensus) is a non-GAAP measure. EPS accretion (consensus) metrics are calculated based on analyst expectations for RBC’s adjusted EPS, share buybacks and adjusted net income for 2024, as well as RBC management’s estimates for HSBC Canada’s adjusted net income after tax. Adjusted net income after tax and adjusted EPS are non-GAAP measures. Refer to the Key performance and non-GAAP measures section.

[8]	The Internal Rate of Return (IRR) is the discount rate that makes the net present value (NPV) of all cash flows equal to zero in a discounted cash flow analysis.
[9]	Return on tangible common equity is a non-GAAP measure. Refer to the Key performance and non-GAAP measures section.
[10]	CET1 is calculated based on OSFI’s Capital Adequacy Requirements (CAR) guideline.
[11]	Based on RBC’s and HSBC Canada’s estimated balance sheets as of an assumed closing date of October 31, 2023, including transaction related impacts.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Key performance and non-GAAP measures

We use a variety of financial measures to evaluate our performance and the impact of the proposed transaction as described herein. In this press release we use certain key performance and non-GAAP measures, including forward-looking non-GAAP measures, that we believe provide useful information to investors. Readers are cautioned that key performance measures and non-GAAP measures, including EPS accretion and return on tangible common equity, do not have any standardized meanings prescribed by GAAP, and therefore may not be comparable to similar measures disclosed by other financial institutions.

Certain of the forward-looking estimated adjusted results presented in this document are based on analyst consensus estimates of RBC’s future adjusted results as indicated, and we caution that the methodology applied by analysts to estimate those results may not be consistent with RBC’s methodology. The forward-looking estimated results for HSBC Canada presented in this document are based on RBC management’s estimate of HSBC Canada’s future performance and we caution that these are preliminary estimates based on due diligence and management projections.

Caution regarding forward-looking statements

This press release contains forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, with respect to RBC’s and HSBC Canada’s financial performance, beliefs, plans, expectations, and estimates. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the expected closing of the proposed transaction, plans for the combined operations of RBC and HSBC Canada, the financial, operational and capital impacts of the proposed transaction, our strategies or future actions, and our objectives and commitments. The forward-looking information contained in this press release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding the proposed transaction and may not be appropriate for other purposes. Forward looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because of the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the proposed transaction, including because required regulatory or other approvals and/or other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the possibility that the anticipated benefits from the proposed transaction, such as being accretive to EPS, creating cross-sell opportunities and growing our Canadian operations are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which RBC and HSBC Canada currently operate; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of our shares; the possibility that the business of RBC and HSBC Canada may not perform as expected or in a manner consistent with historical performance; the ability to promptly and effectively integrate HSBC Canada; our ability to achieve our capital targets; our ability to cross-sell more products to customers; reputational risks and the reaction of HSBC Canada’s customers and employees to the transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management time on transaction-related issues; material adverse changes in economic and industry conditions; general competitive, economic, political and market conditions; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and those other factors discussed in the risks sections and Impact of COVID-19 pandemic section of our 2021 Annual Report and the Risk management section of our Q3 2022 Report to Shareholders, and the factors discussed in the Risk section and Impact of COVID-19 and our response section of HSBC Canada’s Annual Report and Accounts 2021 and the Risk section of HSBC Canada’s Third Quarter 2022 Interim Report all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2021 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q3 2022 Report to Shareholders.

Assumptions about RBC’s and HSBC Canada’s current and expected financial performance including balance sheet, income statement and regulatory capital figures, expected capital availability for the proposed transaction, expected closing date of the proposed transaction, expected expense synergies (and timing to achieve), integration and restructuring costs and process, alignment of organizational responsibilities, estimated purchase price accounting (including fair value and credit marks), foreign exchange rates, our assumed terminal value multiple, and future regulatory capital requirements, including the Office of the Superintendent of Financial Institutions’ announced Basel III reforms effective in the second quarter of fiscal 2023, were considered in making the forward-looking statements in this press release including estimating the pro forma financial impacts to RBC (i.e. the EPS accretion, internal rate of return to RBC, return on tangible common equity) and the expected capital impact to RBC.

Any forward-looking statements contained in this document represent the views of RBC only as of the date hereof. Except as required by law, RBC does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Media Relations Contact

Jeff Lanthier, jeff.lanthier@rbc.com, 416-903-7388

Investor Relations Contacts

Asim Imran, Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 437-239-5374